Thornburg Investment Trust 485BPOS

Exhibit 99(d)(5)

THIRTEENTH AMENDMENT AND SUPPLEMENT TO

SECOND AMENDED AND RESTATED INVESTMENT ADVISORY AGREEMENT

OF

THORNBURG INVESTMENT TRUST

In accordance with paragraph 9 of the Second Amended and Restated Investment Advisory Agreement of Thornburg Investment Trust dated February 1, 2005, the Second Amended and Restated Investment Advisory Agreement is made applicable to Thornburg Core Plus Bond Fund effective October 2, 2023, and the annual percentage fee rate applicable to Thornburg Core Plus Bond Fund in accordance with paragraph 5 thereof shall be:

Net Assets of Fund	Annual Rate
0 up to $500 million	0.49%
$500 million up to $1 billion	0.46%
$1 billion up to $1.5 billion	0.43%
$1.5 billion up to $2 billion	0.40%
More than $2 billion	0.37%

THORNBURG INVESTMENT TRUST

By:	/s/ Curtis Holloway

THORNBURG INVESTMENT MANAGEMENT, INC.

By:	/s/ Nimish S. Bhatt